EXHIBIT 99.2
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
ORDINARY RESOLUTIONS
1. Re-Election of Directors:
☐	FOR all nominees listed below (except as indicated).

☐	WITHHOLD authority to vote for all nominees listed below.
If you wish to withhold authority to vote for any individual nominee, strike a line through that nominee’s name in the list below:
Kheng Nam Lee
Fansheng Guo
2. To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting to be held in 2011 and to authorize the board of directors to determine their remuneration.
☐   FOR                      ☐   AGAINST                      ☐   ABSTAIN
3. To approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2009 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.
☐   FOR                      ☐   AGAINST                      ☐   ABSTAIN
4. To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.
☐   FOR                      ☐   AGAINST                      ☐   ABSTAIN
5. To approve the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan (the “Plan”) by 3,000,000 ordinary shares annually, until December 31, 2014.
☐   FOR                      ☐   AGAINST                      ☐   ABSTAIN
and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.
THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!

By:

Shareholder Name:

Date: